SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Table of Contents

1.	Press release of June 23, 2004
2.	Press release of July 12, 2004

Coca-Cola Hellenic Bottling Company S.A.

announces debt capital market transactions

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN WHOLE
OR IN PART IN OR INTO THE UNITED STATES

Athens, Greece - June 23, 2004 - Coca-Cola Hellenic Bottling Company S.A.   (“Coca-Cola HBC”, “CCHBC”), today announced a tender offer for the outstanding Coca-Cola HBC Finance PLC €625,000,000 5.25% notes due 2006.  Coca-Cola HBC also intends to issue new Euro denominated notes through its subsidiary Coca-Cola HBC Finance B.V.

The purpose of the transactions is to reduce the quantity of debt maturing in 2006, extend the maturity profile of Coca-Cola HBC and its subsidiaries and raise cost effective longer term funding.

Cash Offer for Coca-Cola HBC Finance PLC €625,000,000 5.25% notes due 2006

Coca-Cola HBC Finance PLC is making an offer to purchase for cash (the “Cash Offer”) any and all of the outstanding €625,000,000 5.25% notes due 2006 (the “Notes”) (as at the date hereof, €555,000,000 principal amount of the Notes are outstanding).

The details of the Cash Offer as described below, are subject to the terms and conditions set out in an Information Memorandum (the “Information Memorandum”) dated 23 June 2004.  The Dealer Manager in relation to the Cash Offer for the Notes is Credit Suisse First Boston.

New issue of Euro denominated notes

Coca-Cola HBC has mandated Credit Suisse First Boston and HSBC to act as joint bookrunners, and Alpha Bank, EFG Eurobank and National Bank of Greece to act as joint-lead managers for the issue of new Euro denominated notes for Coca-Cola HBC Finance B.V. under Coca-Cola HBC’s Euro Medium Term Note Programme.  Coca-Cola HBC intends to hold meetings with fixed income investors and price the transaction following these meetings, subject to market conditions.

Proceeds of the new issue will be used to finance the Cash Offer and to refinance short-term debt.

Details of Cash Offer for the Notes

Coca-Cola HBC Finance PLC invites holders of the Notes to tender their notes up to 16:00 hours, London time, on 7 July 2004.  Tenders must be made in the manner specified in the Information Memorandum.  The purchase price for the Notes will be based on the yield of the Benchmark Swap plus a Tender Spread of zero percent (see below).  The Benchmark Swap will be the middle market yield of the 2 year Euro swap rate as reported on Bloomberg page <ICAE1> at 09:00 hours, London time, on 12 July 2004. In addition, the Company will pay accrued interest up to but excluding the expected settlement date of 15 July 2004.

Outstanding principal amount	Interest rate	Maturity of Note	Benchmark Swap Rate	Tender Spread
€555,000,000	5.25%	27 June 2006	The middle market 2-year euro swap rate on Bloomberg page <ICAE1>	0.00%

Further information

Additional information concerning the terms and conditions of the Cash Offer will be found in the Information Memorandum and notices in The Luxembourg Wort and The Financial Times (UK and European editions).

Copies of the Information Memorandum, including all questions relating to mechanics may be obtained by contacting the Tender Agent: (Deutsche Bank AG) Telephone: +44 (0) 207 547 5000 Facsimile: +44 (0) 207 547 5001 Attention: Trust & Securities Services and (Deutsche Bank Luxembourg S.A) Telephone: +352 421 22 460 Facsimile: +352 421 22 426.  For information regarding the terms and conditions of the Cash Offer for the Notes please contact the Dealer Manager (Credit Suisse First Boston) Telephone: +44 (0) 207 883 6748 or Facsimile: +44 (0) 207 890 2367 Attention: Andrew Karsh, Liability Management Desk.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.

The Cash Offer for the Notes and the offer of new Euro denominated notes are not being made (i) within Japan, Canada, Australia or the United States, (ii) to U.S. persons (as defined in Regulation S of the U.S. Securities Act of 1933, (the “Securities Act”) or (iii) to any resident of Japan, Canada or Australia. Under no circumstances shall the Information Memorandum constitute an offer to sell debt securities or the solicitation of an offer to buy or subscribe for debt securities in any jurisdiction in which such offer or solicitation of an offer is unlawful.

This communication is directed only at persons who are (i) outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together referred to as “relevant persons”).  This communication must not be acted on or relied on by persons who are not relevant persons.  Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The Information Memorandum has not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) and may not be used in connection with the Cash Offer in the Republic of Italy.  Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents or are located in Italy, the Cash Offer is not available to them and, as such, any Note Instructions or any other acceptance instruction in whatever form received from such persons shall be void.

The Cash Offer and the offer of new Euro denominated notes are not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America.  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet.  Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States.  Any purported acceptance of the Cash Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

This announcement is not an offer of securities for sale in the United States of America.  Securities may not be offered or sold in the United States of America absent registration or an exemption from registration.  The new Euro denominated notes to be issued have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any State or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

announces the completion of a 7-year €500 million benchmark Eurobond offering.

Athens, Greece – July 12, 2004 – Coca-Cola Hellenic Bottling Company S.A.

(Coca-Cola HBC or the Company), today announced that it has successfully completed, through its subsidiary Coca-Cola HBC Finance B.V., the sale of bonds totalling €500m.  The bond offering was heavily oversubscribed. The €500m issue, due 2011, was completed off the Euro Medium Term Note Programme and carries an annual coupon interest rate of 4.375%.

The Company also announced the successful tendering of €322m of the outstanding €555m of Coca-Cola HBC Finance plc’s €625m June 2006 5.25% Eurobond. Proceeds from the new Eurobond offering will be used to finance the tender and to partially pre-fund the December 2004 Eurobond maturity of €300m.

Other information:

The new Euro denominated notes to be issued have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any State or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States absent registration or an exemption from registration.

This communication is not being made and has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly this communication is not being made to the general public in the United Kingdom. This communication as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of Investment Professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or persons who are within Article 43 of Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or any person to whom it may otherwise lawfully be made.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. Coca-Cola HBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. Coca-Cola HBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

INQUIRIES:

Company Contacts: Melina Androutsopoulou - Director of Investor Relations Debt Investor inquiries: John Fulton - Group Treasurer	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com Tel: +30 210 618 3114 e-mail: john.fulton@cchbc.com
European Press Contact: Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  September 28, 2004